Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-110816


                                6,400,000 Shares

                                   GENUS, INC.

                                  Common Stock

                             ----------------------


     This prospectus relates to the public offering of 6,400,000 shares of Common Stock of Genus, Inc. which are held by certain shareholders of Genus, Inc. identified in this prospectus. The selling security holders acquired the shares in a private placement financing pursuant to a common stock purchase agreement with Genus, Inc. The sale of these securities is not being underwritten.

     The selling security holders may sell the common stock from time to time in the over-the-counter market through the Nasdaq Stock Market, in privately negotiated transactions, through the writing of options on the shares, or through a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Genus, Inc. will not receive any of the proceeds from the sale of the shares by the selling security holders.

     Genus, Inc. common stock is traded on the Nasdaq National Market under the symbol "GGNS." On December 8, 2003, the average of the high and low sale prices of one share of Genus, Inc. stock on Nasdaq was $6.48.

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," COMMENCING ON PAGE 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December 10, 2003.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Forward-Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . . 9

Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10

Selling Security Holders . . . . . . . . . . . . . . . . . . . . . . . . . .10

Description of Equity Securities . . . . . . . . . . . . . . . . . . . . . .13

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .14

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

Where You Can Find More Information. . . . . . . . . . . . . . . . . . . . .15

Information Incorporated by Reference. . . . . . . . . . . . . . . . . . . .16


     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     Our executive offices are located at 1139 Karlstad Drive, Sunnyvale, California 94089, our telephone number is (408) 747-7120 and our internet address is www.genus.com. The information on our internet website is not incorporated by reference in this prospectus.

                               PROSPECTUS SUMMARY

     This prospectus relates to resales of up to 6,400,000 shares of common stock by those persons and entities listed under "Selling Securities Holders." We issued the shares of common stock in a private placement on November 7, 2003.

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks discussed under "Risk Factors" on page 2, and the "Information Incorporated by Reference" on page 16.

     In this prospectus, the terms "Genus," "Company," "we," "us" and "our" refer to Genus, Inc.

                                   GENUS, INC.

     Since 1982, we have been supplying advanced manufacturing systems to the semiconductor industry worldwide. Major semiconductor manufacturers use our leading-edge thin film deposition equipment and process technology to produce integrated circuits, commonly called chips, that are incorporated into a variety of products, including personal computers, communications equipment and consumer electronics. We pioneered the development of chemical vapor deposition (CVD) tungsten silicide, which is used in certain critical steps in the manufacture of integrated circuits. In addition, we have embarked on the commercialization of atomic layer deposition, also known as ALD technology. This technology is designed to enable a wide spectrum of thin film applications such as aluminum oxide, hafnium oxide and other advanced dielectric insulating and conducting materials for advanced integrated circuit manufacturing.

     We have implemented a strategy of targeting non-semiconductor markets, as we believe that our developed films can serve multiple applications in both semiconductors and non-semiconductor segments. In addition to expanding our total available market, this strategy of diversifying our customer base is intended to provide us some protection against cyclical downturns in the semiconductor industry. We think our emerging ALD technology will prove effective in expanding and diversifying our customer base.

     We continue to develop enabling thin film technology that addresses the scaling challenges facing the semiconductor industry relating to gate and capacitor materials. The International Technology Roadmap for Semiconductors
(ITRS) has labeled these challenges as "red zones" because there are no known solutions that allow for further reduction in feature sizes and improved performance. Our innovative thin film technology solutions are designed to enable chip manufacturers to simplify and advance their integrated circuit production processes and lower their total cost of manufacturing per chip, known as cost of ownership.

     As it is in the semiconductor industry, non-semiconductor business segments have scaling initiatives as well. For example, the making of thin film magnetic heads in the data storage industry has scaling requirements analogous to the scaling trends in semiconductors. A key part of our business strategy includes providing enabling thin film solutions for non-semiconductor applications.

     We provide a production-proven platform that is used for both the development and volume production of new thin films in integrated circuit manufacturing. This platform is based on a common architecture and a high percentage of common parts that are designed to provide manufacturers with high reliability and low cost of ownership across a wide range of thin film deposition applications. The modular design of our system permits manufacturers to add capacity and to service their manufacturing systems easily. In addition to the modular platform architecture, our systems operate on standardized software that is designed to support a wide range of thin film deposition processes. Furthermore, our patented process chamber design incorporated into our flagship LYNX product family can be configured for chemical vapor deposition (CVD), plasma enhanced CVD, and ALD with minimal changes to the chamber design.

     Our global customer base consists of semiconductor manufacturers in the United States, Europe and Asia. Our current customers include semiconductor manufacturers such as Infineon Technologies, NEC and Samsung Electronics Company, Ltd. and non-semiconductor customers such as IBM Corporation, Read-Rite Corporation, and Seagate Technologies.


                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision in our common stock. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, operating results or financial condition could be harmed by and the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included in this prospectus and the other information, our financial statements and the related notes incorporated by reference into this prospectus before you decide to purchase shares of our common stock.

WE HAVE EXPERIENCED LOSSES OVER THE LAST FEW YEARS AND WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY

     We have experienced losses of $11.6 million, $6.7 million and $9.7 million for 2002, 2001 and 2000, respectively. Additionally, we have experienced a loss of $3.8 million for the nine months ended September 30, 2003.

     While we believe our cash position, anticipated cash from operations, and our available credit facilities are sufficient for the next twelve months, we cannot provide assurances that future cash flows from operations will be sufficient to meet operating requirements and allow us to service debt and repay any underlying indebtedness at maturity. If we do not achieve the cash flows that we anticipate, we may not be able to meet our planned product release schedules and our forecast sales objectives. In such event we will require additional financing to fund on-going and planned operations and may need to implement further expense reduction measures, including, but not limited to, the sale of assets, the consolidation of operations, workforce reductions, and/or the delay, cancellation or reduction of certain product development, marketing, licensing, or other operational programs. Some of these measures would require third-party consents or approvals, including that of our bank, and we cannot provide assurances that these consents or approvals will be obtained. There can be no assurance that we will be able to make additional financing arrangements on satisfactory terms, if at all, and our operations and liquidity would be materially adversely affected.

     We cannot assure our shareholders and investors that we will achieve profitability in fiscal 2003 and beyond, nor can we provide assurances that we will achieve the sales necessary to avoid further expense reductions in the future.

SUBSTANTIALLY  ALL  OF OUR NET SALES COME FROM A SMALL NUMBER OF LARGE CUSTOMERS

     In nine month period ended September 30, 2003, Samsung Electronics Company, Ltd., Seagate Technologies, Inc. and IBM, accounted for 74%, 9%, and 9%, of revenues, respectively. In the nine month period ended September 30, 2002, Samsung Electronics Company, Ltd., and Seagate accounted for 51%, and 23% of our revenues, respectively.

     The semiconductor manufacturing industry generally consists of a limited number of larger companies. Consequently, we expect that a significant portion of our future product sales will continue to be concentrated within a limited number of customers.

     None of our customers has entered into a long-term agreement with us requiring them to purchase our products. If any of our customers were to encounter financial difficulties or become unable to continue to do business with us at or near current levels, our business, results of operations and financial condition could be materially harmed. Customers may delay or cancel orders or may stop doing business with us for a number of reasons including:


     -    customer departures from historical buying patterns;
     -    general market conditions;
     -    economic conditions; or
     - competitive conditions in the semiconductor industry or in the industries that manufacture products utilizing integrated circuits.

WE DEPEND UPON A LIMITED NUMBER OF SUPPLIERS FOR MANY COMPONENTS AND SUBASSEMBLIES, AND SUPPLY SHORTAGES OR THE LOSS OF THESE SUPPLIERS COULD RESULT IN INCREASED COST OR DELAYS IN THE MANUFACTURE AND SALE OF OUR PRODUCTS.

     We rely on third parties to manufacture the components used in our products. Some of our suppliers are sole or limited source. In addition, some of these suppliers are relatively small-undercapitalized companies that may have difficulties in raising sufficient funding to continue operations. There are risks associated with the use of independent suppliers, including unavailability of or delays in obtaining adequate supplies of components and potentially reduced control of quality, production costs and timing of delivery. We may experience difficulty identifying alternative sources of supply for certain components used in our products. In addition, the use of alternate components may require design alterations, which may delay installation and increase product costs. These components may not be available in the quantities required, on reasonable terms, or at all. Financial or other difficulties faced by our suppliers or significant changes in demand for these components or materials could limit their availability. Any failures by these third parties to adequately perform may impair our ability to offer our existing products, delay the submission of products for regulatory approval, and impair our ability to deliver products on a timely basis or otherwise impair our competitive position. Establishing our own capabilities to manufacture these components would be expensive and could significantly decrease our profit margins. Our business, results of operations and financial condition would be adversely affected if we were unable to continue to obtain components in the quantity and quality desired and at the prices we have budgeted.

WE ARE SUBJECT TO RISKS BEYOND OUR CONTROL OR INFLUENCE AND ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES, PARTICULARLY SALES IN ASIAN COUNTRIES

     Export sales accounted for approximately 78% of our total net sales for the nine months ended September 30, 2003. Net sales to our South Korean-based customers accounted for approximately 73% of total net sales for the nine months ended September 30, 2003. Export sales accounted for approximately 72%, 93% and 98% of our total net sales in 2002, 2001 and 2000, respectively. Net sales to our South Korean-based customers accounted for approximately 56%, 73% and 92% of total net sales in 2002, 2001 and 2000, respectively. We anticipate that international sales, including sales to South Korea, will continue to account for a significant portion of our net sales. As a result, a significant portion of our net sales will be subject to additional risks, including:

     -    unexpected changes in foreign law or regulatory requirements;
     -    exchange rate volatility;
     -    tariffs and other barriers;
     -    political and economic instability;
     -    military confrontation;
     -    difficulties in accounts receivable collection;
     -    extended payment terms;
     -    difficulties in managing distributors or representatives;
     -    difficulties in staffing our subsidiaries;
     -    difficulties in managing foreign operations; and
     -    potentially adverse tax consequences.

     Our foreign sales are primarily denominated in U.S. dollars and we do not engage in hedging transactions. As a result, our foreign sales are subject to the risks associated with unexpected changes in exchange rates, which could increase the cost of our products to our customers and could lead these customers to delay or defer their purchasing decisions.

     Wherever currency devaluations occur abroad, our goods become more expensive for our customers in that country. In addition, difficult economic conditions may limit capital spending by our customers. These circumstances may also affect the ability of our customers to meet their payment obligations, resulting in the cancellations or deferrals of existing orders and the limitation of additional orders.

OUR SALES REFLECT THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY, WHICH COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY AND COULD CAUSE US TO FAIL TO ACHIEVE ANTICIPATED SALES

     Our business depends upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. Although we are marketing our atomic layer deposition technology to non-semiconductor markets such as magnetic thin film heads, flat panel displays, micro-electromechanical systems and inkjet printers, we are still dependent on sales to semiconductor manufacturers. The semiconductor industry is cyclical which impacts the semiconductor industry's demand for semiconductor manufacturing capital equipment.

     Semiconductor industry downturns have significantly decreased our revenues, operating margins and results of operations in the past. During the industry downturn in 1998, several of our customers delayed or cancelled investments in new manufacturing facilities and equipment due to declining DRAM prices, the Asian economic downturn, and general softening of the semiconductor market. This caused our sales in 1998 to be significantly lower than in the prior three years.

     After the dramatic industry boom for semiconductor equipment that peaked early in the year 2000, another cyclical downturn is presently occurring. The sharp and severe industry downturn in 2001 was the largest in the industry's history. Almost all previous downturns have been solely due to pricing declines. However, the 2001 downturn in the industry marked a corresponding decline in unit production, as well as price reduction. We expect that our revenues will continue to be further impacted by the continued downturn in the semiconductor industry and global economy, which may prevent us from increasing our revenues and achieving profitability.

OUR  FUTURE  GROWTH  IS  DEPENDENT  ON  ACCEPTANCE  OF  NEW  PRODUCTS AND MARKET
ACCEPTANCE  OF  OUR  SYSTEMS  RELATING  TO  THOSE  PRODUCTS

     We believe that our future growth will depend in large part upon the acceptance of our new thin films and processes, especially our atomic layer deposition technology. As a result, we expect to continue to invest in research and development in these new thin films and the systems that use these films. There can be no assurance that the market will accept our new products or that we will be able to develop and introduce new products or enhancements to our existing products and processes in a timely manner to satisfy customer needs or achieve market acceptance. The failure to do so, or even a delay in our introduction of new products or enhancements, could harm our business, financial condition and results of operations.

     We must manage product transitions successfully, as introductions of new products could harm sales of existing products. We derive our revenue primarily from the sale of equipment used to chemically deposit tungsten silicide in the manufacture of memory chips. We estimate that the life cycle for these tungsten silicide deposition systems is three-to-ten years. There is a risk that future technologies, processes or product developments may render our product offerings obsolete and we may not be able to develop and introduce new products or enhancements to our existing products in a timely manner or at all.

WE MAY NOT BE ABLE TO CONTINUE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE SEMICONDUCTOR INDUSTRY AGAINST COMPETITORS WITH GREATER RESOURCES

     The semiconductor manufacturing capital equipment industry is highly competitive. We face substantial competition throughout the world. We believe that to remain competitive, we will require significant financial resources to develop new products, offer a broader range of products, establish and maintain customer service centers and invest in research and development.

     Many of our existing and potential competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing, and customer service capabilities and greater name recognition. We expect our competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics.

     If our competitors enter into strategic relationships with leading semiconductor manufacturers covering thin film products similar to those sold by us, it would materially adversely affect our ability to sell our products to such manufacturers. In addition, to expand our sales we must often replace the systems of our competitors or sell new systems to customers of our competitors. Our competitors may develop new or enhanced competitive products that will offer price or performance features that are superior to our systems. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their product lines. We may not be able to maintain or expand our sales if our resources do not allow us to respond effectively to such competitive forces.

WE MAY NOT ACHIEVE ANTICIPATED REVENUE GROWTH IF WE ARE NOT SELECTED AS VENDOR OF CHOICE FOR NEW OR EXPANDED FABRICATION FACILITIES AND IF OUR SYSTEMS AND PRODUCTS DO NOT ACHIEVE BROADER MARKET ACCEPTANCE

     Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers will tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility and proven system performance.

     Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon equipment from this vendor of choice for the specific production line application. To do otherwise creates risk for the manufacturer because the manufacture of a semiconductor requires many process steps and a fabrication facility will contain many different types of machines that must work cohesively to produce products that meet the customers' specifications. If any piece of equipment fails to perform as expected, the customer could incur significant costs related to defective products, production line downtime, or low production yields.

     A semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, we may face narrow windows of opportunity to be selected as the "vendor of choice" by potential new customers. It may be difficult for us to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and we may not be successful in obtaining broader acceptance of our systems and technology. If we are not able to achieve broader market acceptance of our systems and technology, we may be unable to grow our business and our operating results and financial condition will be harmed.

OUR LENGTHY SALES CYCLE INCREASES OUR COSTS AND REDUCES THE PREDICTABILITY OF OUR REVENUE

     Sales of our systems depend upon the decision of a prospective customer to increase manufacturing capacity. That decision typically involves a significant capital commitment by our customers. Accordingly, the purchase of our systems typically involves time-consuming internal procedures associated with the evaluation, testing, implementation and introduction of new technologies into our customers' manufacturing facilities. For many potential customers, an evaluation as to whether new semiconductor manufacturing equipment is needed typically occurs infrequently. Following an evaluation by the customer as to whether our systems meet its qualification criteria, we have experienced in the past and expect to experience in the future delays in finalizing system sales while the customer evaluates and receives approval for the purchase of our systems and constructs a new facility or expands an existing facility.

     Due to these factors, our systems typically have a lengthy sales cycle during which we may expend substantial funds and management effort. The time between our first contact with a customer and the customer placing its first order typically lasts from nine to twelve months and is often longer. This lengthy sales cycle makes it difficult to accurately forecast future sales and may cause our quarterly and annual revenue and operating results to fluctuate significantly from period to period. If anticipated sales from a particular customer are not realized in a particular period due to this lengthy sales cycle, our operating results may be adversely affected for that period.

IF WE ARE FOUND TO INFRINGE THE PATENTS OR INTELLECTUAL PROPERTY OF OTHER PARTIES, OUR ABILITY TO GROW OUR BUSINESS MAY BE SEVERELY LIMITED.

     From time to time, we may receive notices from third parties alleging infringement of patents or intellectual property rights. It is our policy to respect all parties' legitimate intellectual property rights, and we will defend against such claims or negotiate licenses on commercially reasonable terms where appropriate. However, no assurance can be given that we will be able to negotiate any such necessary licenses on commercially reasonable terms, or at all, or that any litigation resulting from such claims would not have a material adverse effect on our business and financial results.

     Litigation is time consuming, expensive and its outcome is uncertain. We may not prevail in any litigation in which we are involved. Should we be found to infringe any of the patents asserted or any other intellectual property rights of others, in addition to potential monetary damages and any injunctive relief granted, we may need either to obtain a license to commercialize our products or redesign our products so they do not infringe any third party's intellectual property. If we are unable to obtain a license or adopt a non-infringing product design, we may not be able to proceed with development, manufacture and sale of our products, which would have an immediate and materially adverse impact on our business and our operating results.

WE ARE DEPENDENT UPON KEY PERSONNEL WHO ARE EMPLOYED AT WILL, WHO WOULD BE DIFFICULT TO REPLACE AND WHOSE LOSS WOULD IMPEDE OUR DEVELOPMENT AND SALES

     We are highly dependent on key personnel to manage our business, and their knowledge of business, management skills and technical expertise would be difficult to replace. Our success depends upon the efforts and abilities of Dr. William W.R. Elder, our chairman and chief executive officer, Dr. Thomas E. Seidel, our chief technology officer, and other key managerial and technical employees. The loss of Dr. Elder or Dr. Seidel or other key employees could limit or delay our ability to develop new products and adapt existing products to our customers' evolving requirements and would also result in lost sales and diversion of management resources. None of our executive officers are bound by a written employment agreement, and the relationships with our employees are at will.

     Because of competition for additional qualified personnel, we may not be able to recruit or retain necessary personnel, which could impede development or sales of our products. Our growth depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense, particularly in the San Francisco bay area where we are based. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop, market, or manufacture our products or to perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to customers, or our failure to meet delivery commitments or our service levels could lead to customer dissatisfaction.

OUR FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD RESULT IN SUBSTANTIAL LIABILITY TO US

     We are subject to a variety of federal, state and local laws, rules and regulations relating to the protection of health and the environment. These include laws, rules and regulations governing the use, storage, discharge, release, treatment and disposal of hazardous chemicals during and after manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, property damage, personal injury and fines or suspension or cessation of our operations.

     We  use  the  following  regulated  gases  at our manufacturing facility in
Sunnyvale: tungsten hexafluoride, dichlorosilane silicide, silane and nitrogen. We also use regulated liquids such as hydrofluoric acid and sulfuric acid. The city of Sunnyvale, California, where our facilities are located, imposes high environmental standards to businesses operating within the city. Genus has received an operating license from Sunnyvale. Presently, our compliance record indicates that our methods and practices successfully meet standards. Moving forward, if we fail to continuously maintain high standards to prevent the leakage of any toxins from our facilities into the environment, restrictions on our ability to expand or continue to operate our present locations could be imposed upon us or we could be required to acquire costly remediation equipment or incur other significant expenses.

WE DEPEND UPON NINE INDEPENDENT SALES REPRESENTATIVES FOR THE SALE OF OUR PRODUCTS AND ANY DISRUPTION IN THESE RELATIONSHIPS WOULD ADVERSELY AFFECT US

     We currently sell and support our thin film products through direct sales and customer support organizations in the United States, Europe, South Korea and Japan and through nine independent sales representatives and distributors in the United States, Europe, South Korea, Taiwan, China and Malaysia. We do not have any long-term contracts with our sales representatives and distributors. Any disruption or termination of our existing distributor relationships could negatively impact sales and revenue.

WE ESTABLISHED A DIRECT SALES ORGANIZATION IN JAPAN AND WE MAY NOT SUCCEED IN EFFECTIVELY PENETRATING THE JAPANESE MARKETPLACE

     In 2000, we invested significant resources in Japan by establishing a direct sales organization, Genus-Japan, Inc. To date, we have had limited success in penetrating in Japanese semiconductor industry. Although we continue to invest significant resources in our Japan office, we may not be able to attract new customers in the Japanese semiconductor industry, and as a result, we may fail to yield a profit or return on our investment in our office in Japan.

THE PRICE OF OUR COMMON STOCK HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH MAY LEAD TO LOSSES BY INVESTORS OR TO SECURITIES LITIGATION

     Our common stock has experienced substantial price volatility, particularly as a result of quarter-to-quarter variations in our, our competitors or our customers' actual or anticipated financial results, our competitors or our customers' announcements of technological innovations, revenue recognition policies, changes in earnings estimates by securities analysts and other events or factors. Also, the stock market has experienced extreme price fluctuations which have affected the market price of many technology companies, in particular, and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions in the United States and the countries in which we do business, may adversely affect the market price of our common stock.

BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. A disaster could severely damage our ability to deliver our products to our customers. Our products depend on our ability to maintain and protect our operating equipment and computer systems, which are primarily located in or near our principal headquarters in Sunnyvale, California. Sunnyvale exists near a known earthquake fault zone. Although our facilities are designed to be fault tolerant, the systems are susceptible to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. Although we maintain general business insurance against interruptions such as fires and floods, there can be no assurance that the amount of coverage will be adequate in any particular case.

WE ARE OBLIGATED TO ISSUE SHARES OF OUR STOCK UNDER OUTSTANDING OPTIONS AND WARRANTS AND SUCH ISSUANCE WILL DILUTE YOUR PERCENTAGE OWNERSHIP IN GENUS

     As of September 30, 2003, we have approximately 3,798,000 shares of common stock underlying warrants and outstanding employee stock options. Of the stock options, 1,816,000 shares are exercisable as of September 30, 2003. All of the shares underlying the warrants are currently exercisable. Some warrants have terms providing for an adjustment of the number of shares underlying the warrants in the event that we issue new shares at a price lower than the exercise price of the warrants, where we make a distribution of common stock to our shareholders or effect a reclassification.

     If all of the shares underlying the exercisable options and warrants were exercised and sold in the public market, the value of your current holdings in Genus may decline because there may not be sufficient demand to purchase the increased number of shares that would be available for sale.

WE HAVE IMPLEMENTED ANTI-TAKEOVER MEASURES THAT MAY RESULT IN DILUTING YOUR PERCENTAGE OWNERSHIP OF GENUS STOCK

     On September 7, 2000, the Company's Board of Directors declared a dividend pursuant to a newly adopted Share Purchase Rights Plan, which replaced a similar earlier plan that had expired on July 3, 2000. The intended purpose of the Rights Plan is to protect shareholders' rights and to maximize share value in the event of an unfriendly takeover attempt. As of the record date of October 13, 2000, each share of common stock of Genus, Inc. outstanding was granted one right under the new plan. Each right is exercisable only under certain circumstances and upon the occurrence of certain events and permits the holder to purchase from the Company one one-thousandth (0.001) of a share of Series C Participating Preferred Stock at an initial exercise price of forty dollars ($40.00) per one one-thousandth share. The 50,000 shares of Series C preferred stock authorized in connection with the Rights Plan will be used for the exercise of any preferred shares purchase rights in the event that any person or group (the Acquiring Person) acquires beneficial ownership of 15% or more of the outstanding common stock. In such event, the shareholders (other than the Acquiring Person) would receive common stock of the Company having a market value of twice the exercise price. Subject to certain restrictions, the Company may redeem the rights issued under the Rights Plan for $0.001 per right and may amend the Rights Plan without the consent of rights holders. The rights will expire on October 13, 2010, unless redeemed by the Company.

     In the event that circumstances trigger the transferability and exercisability of rights granted in our Rights Plan, your current holdings in Genus may decline as a result of dilution to your percentage ownership in Genus or as a result of a reduction in the per share value of our stock resulting from the increase in the number of outstanding shares available and your failure to exercise your rights under the Rights Plan.

     In the event of a change of control of the Company, the convertible note holders may elect to receive repayment of the notes at a premium of 10% over the face value of the notes.

                           FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus that may not prove to be accurate.

     This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding, among other items, our business strategy, growth strategy and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement.

     We base these forward-looking statements on our expectations. They are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements.

     Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth above in "Risk Factors," describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                    PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling security holders. We have agreed to bear all expenses, other than selling commissions and fees and expenses of counsel and other advisers to the selling security holders, in connection with the registration of the shares being offered. All proceeds from the sale of the shares will be for the account of the selling security holders. See "Selling Security Holders" and "Plan of Distribution."

                            SELLING SECURITY HOLDERS

     The following table sets forth information with respect to the beneficial ownership by the Selling Security Holders of shares of our common stock. We issued the Selling Security Holders 6,400,000 shares of common stock in a private placement on November 7, 2003. All such shares of common stock were purchased by the Selling Security Holders for $5.25 per share which represents an approximate five percent discount to the ten-day trailing average of the closing prices for Genus common stock as of November 7, 2003.

     The securities offered by this prospectus consist of the shares of common stock issuable to the Selling Security Holders pursuant to that certain Stock Purchase and Registration Agreement dated November 7, 2003 by and among Genus and the Selling Security Holders (the "Purchase Agreement"). We are required to file a registration statement on Form S-3 pursuant to the terms of the Purchase Agreement and a failure to file the registration statement on Form S-3 with the SEC by December 5, 2003 would result in a substantial penalty payable to the Selling Security Holders. Also, if Genus does not promptly respond to any SEC comments relating to the registration statement, then the company would be obligated to pay penalties to the Selling Security Holders.

     Except as otherwise set forth below, each Selling Security Holder has sole voting control over the shares shown as beneficially owned. The second column lists the number of shares of common stock held, plus the number of shares of common stock issued to the Selling Security Holders pursuant to the Purchase Agreement. The third column lists the shares of common stock being offered by this prospectus by each Selling Security Holder. The Selling Security Holders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

---------------------------------------------------------------------------------------------------------------
                                           Beneficial                         Beneficial
                                          Ownership of                       Ownership of         Percent of
                                          Common Stock    Common Stock       Common Stock        Common Stock
                                          Prior to the   Offered by This  After the Offering   Owned After the
     Name of Selling Stockholders         Offering (1)     Prospectus             (2)            Offering (3)
---------------------------------------  --------------  ---------------  -------------------  ----------------
Arbor Capital LP (4)                           760,000           760,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Blue Grass Growth Fund LP (5)                   50,000            50,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Deephaven Small Cap Growth Fund LLC (6)        318,326           280,000              38,326                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Capital Ventures International (7)           1,464,225           760,000             704,225              2.13%
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
Proximity Fund LP (8)                           25,000            25,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Proximity Partners LP (9)                       25,000            25,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Seneca Capital LP (10)                         118,800           118,800                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Seneca Capital International Ltd. (11)         241,200           241,200                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
SF Capital Partners Ltd. (12)                  374,000           374,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Vertical Ventures LLC (13)                     190,000           190,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Prism Partners I, LP (14)                      625,000           625,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Prism Partners II Offshore Fund (15)           625,000           625,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Westpark Capital LP (16)                        96,000            96,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Willow Creek Capital Partner LP (17)           650,000           650,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Willow Creek Offshore Fund (18)                810,000           810,000                   0                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Midsummer Investment Ltd. (19)                 559,718           190,000             369,718              1.13%
---------------------------------------  --------------  ---------------  -------------------  ----------------
Deutsche Bank AG (20)                    1,702,509 (21)          200,000       1,702,509 (21)             4.99%
---------------------------------------  --------------  ---------------  -------------------  ----------------
J. Patterson McBaine                            23,047            19,047               4,000                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Gruber & McBaine International (22)             88,667            66,667              22,000                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Lagunitas Partners LP (23)                     301,643           237,143              64,500                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
Jon D. Gruber and Linda W. Gruber               88,143            57,143              31,000                 *
---------------------------------------  --------------  ---------------  -------------------  ----------------
TOTALS                                       9,202,944         6,400,000           3,002,944                --
---------------------------------------  ==============  ===============  ===================  ================

  _________________________________
     *     Indicates  less  than  1%.

     1     Total number of shares beneficially owned as of November 7, 2003, including shares issuable upon the conversion of convertible notes issued August 14, 2002 and the exercise of warrants issued January
           25, 2002.

     2     Assumes  the  sale  of  all  shares  that  may  be  sold  in  the  offering.

     3     Based  on  32,416,257  shares  outstanding  as  of  November  3,  2003.

     4     Carter  Bick  maintains investment power and has voting authority over the shares beneficially owned by  Arbor  Capital  LP.

     5     Brian  Shatz  maintains investment power and has voting authority over the shares beneficially owned by  Bluegrass  Growth  Fund  LP.

     6     Colin  Smith  maintains investment power and has voting authority over the shares beneficially owned by  Deephaven  Small  Cap  Growth  Fund  LLC.

     7     Heights  Capital  Management, Inc. is the authorized agent, with voting and investment power, of the shares  owned  by  Capital  Ventures  International.


     8     Steve  Crosby maintains investment power and has voting authority over the shares beneficially owned by  Proximity  Fund  LP.

     9     Steve  Crosby maintains investment power and has voting authority over the shares beneficially owned by  Proximity  Partners  LP.

     10    Doug  Hirsch maintains investment power and has voting authority over the shares beneficially owned by  Seneca  Capital  LP

     11    Doug  Hirsch maintains investment power and has voting authority over the shares beneficially owned by  Seneca  Capital  International  Ltd.

     12    Michael  A.  Roth  and  Brian  J. Stark are the  founding members and direct the management of Staro
           Asset Management,  LLC, a  Wisconsin  limited  liability company ("Staro"), which acts as investment manager  and  has  sole  power  to  direct the management of SF Capital Partners Ltd. Through Staro,
           Messrs. Roth and Stark possess sole voting and dispositive  power  over  all  the shares owned by SF
           Capital Partners Ltd.

     13    Joshua  Silverman  maintains investment power and has voting authority over the shares beneficially owned  by  Vertical  Ventures  LLC.

     14    Weintraub  Capital Management LLC is the authorized agent, with voting and investment power, of the shares  owned  by  Prism  Partners  I,  LP.

     15    Weintraub  Capital Management LLC is the authorized agent, with voting and investment power, of the shares  owned  by  Prism  Partners  II  Offshore  Fund.

     16    Patrick  J.  Brosnahan  maintains  investment  power  and  has  voting  authority  over  the shares beneficially  owned  by  Westpark  Capital  LP.

     17    Aaron  Braun maintains investment power and has voting authority over the shares beneficially owned by  Willow  Creek  Capital  Partners  LP

     18    Aaron  Braun maintains investment power and has voting authority over the shares beneficially owned by  Willow  Creek  Offshore  Fund.

     19    Michel  A. Amsalem maintains investment power and has voting authority over the shares beneficially owned  by  Midsummer  Investment,  Ltd.

     20    Tracy  Fu maintains investment power and has voting authority over the shares beneficially owned by
           Deutsche Bank, AG. Mr. Fu disclaims beneficial ownership of the shares  owned by Deutsche Bank, AG.

     21    Pursuant  to  the  terms of the convertible notes issued in the private placement closed August 14,
           2002, Deutsche Bank AG shall not at any time  beneficially own  more  than 4.99% of the outstanding shares of common stock of Genus; accordingly, the number of shares  beneficially  owned by Deutsche
           Bank, AG has been  limited  to 1,702,509 shares which represents 4.99% of the Company's outstanding shares as calculated pursuant to Rule 13d-3(d)(1)(i) of  the  Exchange Act. An additional 1,818,617 shares are potentially issuable to Deutsche Bank, AG so  long as that entity's aggregate beneficial ownership in the Company does not exceed 4.99%.

     22    Gruber  &  McBaine Capital Management is the authorized agent, with voting and investment power, of the  shares  owned  by  Gruber  &  McBaine  International.

     23    Gruber  &  McBaine Capital Management is the authorized agent, with voting and investment power, of the  shares  owned  by  Lagunitas  Partners  LP.

     We prepared this table based on the information supplied to us by the Selling Security Holders named in the table.

     The Selling Security Holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which the information in the above table is presented. Information about the selling shareholders may change over time.

     No Selling Security Holder has held any position or office or had any other material relationship with Genus or any of our affiliates within the past three years.

                        DESCRIPTION OF EQUITY SECURITIES

     Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of November 3, 2003, 32,416,257 shares of our common stock were outstanding; no shares of our preferred stock were outstanding. As of November 7, 2003, there were 748,461 shares of our common stock underlying warrants and 3,777,101 shares of our common stock underlying outstanding employee stock options. In addition, as of November 7, 2003, approximately 4,988,844 shares of our common stock are issuable upon conversion of outstanding 7% subordinated convertible notes due 2005 and for interest payments thereon.

     The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. The common shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event that we liquidate, dissolve or wind up our operations, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any preferred stock, that may be then outstanding. Our common stock has no preemptive or conversion rights or other subscriptions rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

ANTI-TAKEOVER  MEASURES

     On September 7, 2000, our board of directors declared a dividend of one right for each share of our common stock outstanding as of the close of business on October 13, 2000 and directed the issuance of one right for each share of common stock that would become outstanding thereafter. We entered into a preferred stock rights agreement with ChaseMellon Shareholder Services on September 26, 2000 that sets forth the terms and conditions of such rights. The rights will trade with the certificates for the common stock until a person or group acquires beneficial ownership of 15% or more of our common stock or after a person or group announces a tender or exchange offer which would result in another person or group owning 15% or more of our common stock. After such an event, we will mail rights certificates to our shareholders and the rights will become transferable apart from the common stock. At that time, each right will entitle the holder to purchase for an exercise price of $40.00, a fraction of a share of our preferred stock with economic terms similar to that of one share of our common stock.

     If  an  acquiror  obtains 15% or more of our common stock, then each right,
                                                                ----
other than rights owned by an acquiror or its affiliates, will entitle the holder to purchase, for the exercise price, a number of shares of our common stock having a then-current market value of twice the exercise price. If, after an acquiror obtains 15% or more of our common stock, (a) we merge into another entity, (b) an acquiring entity merges into us or (c) we sell more than 50% of our assets or earning power, then each right, other than rights owned by an
                                  ----
acquiror or its affiliates, will entitle the holder thereof to purchase, for the exercise price, a number of shares of the acquiror's common stock having a then current market value of twice the exercise price.

     At any time after the date on which an acquiror obtains 15% or more of our common stock and prior to the acquisition of 50% of our outstanding common stock, a majority of our board of directors may exchange the rights for shares of our common stock at an exchange ratio of one share of common stock per right (subject to adjustment).

     We may redeem the rights for $0.001 per right at any time on or before the fifth day after public announcement that an acquiror attained beneficial ownership of 15% or more of our common stock. The rights expire on the earliest of (a) October 13, 2010 or (b) exchange or redemption of the rights as described above.

     The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution of the rights; thereafter, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders.

     The rights do not have any voting rights.

                              PLAN OF DISTRIBUTION

     The Selling Security Holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock (through block transactions or otherwise) on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

     If the shares are sold through underwriters or broker-dealers, the Selling Security Holder will be responsible for underwriting discounts or commissions or agent's commissions.

     The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.

     Such sales may be effected via:

     -    ordinary brokers' transactions;

     - purchases by brokers, dealers or underwriters as principal and resale by the Selling Security Holders for their own accounts pursuant to this prospectus;

     - "at the risk of the market," to or through market makers, or into an existing market for the shares;

     - a manner not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - transactions in swaps or other derivatives (whether exchange-listed or otherwise);

     -    transactions to cover short sales;

     -    the writing of options;

     - cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - ordinary brokerage transactions and transactions in which the broker solicits purchases, which may include long sales or short sales effected after the effective date of the Registration Statement of which this Prospectus is a part; or

     - any combination of the foregoing, or by any other legally available means.

     In connection with sales of the shares, the Selling Security Holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging positions they assume. The Selling Security Holders may also sell their shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell such securities.

     The Selling Security Holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Security Holders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

                                  LEGAL MATTERS

     The validity of our Common Stock offered hereby has been passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, members of Wilson Sonsini
Goodrich & Rosati, Professional Corporation, who have represented us in connection with this offering, beneficially own approximately 31,500 shares of our common stock. Mario M. Rosati, a Director and Secretary of Genus, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement and those listed below in the section entitled Information Incorporated by Reference. Each statement concerning these documents is qualified in its entirety by such reference.

     We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.
                                                             ------------------


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Copies  of  our  reports,  proxy  statements  and  other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

                                   Judiciary Plaza
                                      Room 1024
                                450 Fifth Street, N.W.
                                Washington, D.C. 20549

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other public filings may also be inspected at:

                 The National Association of Securities Dealers
                               1735 K Street, N.W.
                             Washington, D.C. 20006

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

     (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 31, 2003.

     (2) Proxy Statement filed as of April 28, 2003 in connection with the Annual Meeting of Shareholders held on June 12, 2003.

     (3) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 filed with the SEC on May 15, 2003, August 13, 2003 and November 14, 2003, respectively.

     We will provide without charge to any person, including any beneficial holder, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Genus, Inc. at our principal offices located at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120, attention: Investor Relations.


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